

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900 – 205 5th Avenue SW
Calgary, Alberta T2P 2V7

> **Re: Greenfire Resources Ltd.**
> **Registration Statement on Form F-4**
> **Filed April 21, 2023**
> **File No. 333-271381**

Dear Robert Logan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed April 21, 2023

Certain Terms Defined, page ix

1. Please expand your filing to include relevant definitions for oil and gas industry terms, including bitumen.

Summary Term Sheet, page 1

2. Please add disclosure here, and where applicable, to explain why the tables on page 4 reflecting the No Redemptions and 50% Redemptions scenarios result in the same number of shares and percent for the basic and fully diluted basis presentations. Supplementally, please provide us with a reconciliation of the conversion of the 30,000,000 outstanding MBSC Class A common stock and the 7,500,000 Class B common stock into the 9,900,990 and 5,000,000 shares held by current MBSC Public Stockholders and the

MBSC Sponsor, respectively.

Questions and Answers about the MBSC Stockholders' Meeting and the Business Combination, page 6

3.   Please revise your disclosure here and on page 203 to describe the extension of the time to complete the initial business combination to July 26, 2023 and describe the payments from the sponsor made relating to each extension period.

Q: What interests do the current officers and directors have in the Business Combination?, page 13

4.   Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expense for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Risk Factors
Risks Related to Greenfire's Operations and the Oil and Gas Industry
The COVID-19 pandemic continues to cause disruptions in economic activity in Canada ..., page 59

5.   We note your risk factor indicating that inflation and disruptions to supply chain and transportation services have the potential to disrupt Greenfire's operations, projects and financial condition. Please update this risk factor if recent inflationary pressures or supply chain disruptions, characterized as potential, have materially impacted your operations. In this regard, identify the types of inflationary pressures and supply chain disruptions you are facing and how your business has been affected.

Risk Factors
Opposition by First Nations groups to the conduct of Greenfires operations, development or exploratory activities may negatively impact, page 69

6.   You disclose that certain "First Nations peoples have filed a claim against the Government of Canada, the Province of Alberta, certain Governmental Entities and the Regional Municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, Aboriginal title to large areas of lands surrounding Fort McMurray, including lands on which Greenfire's assets are located." As circumstances warrant, please update this risk factor and provide additional details and updates under "Legal Proceedings, Investigations and Other Regulatory Matters" at page 252. See also Item 14(c) of Form F-4.

Risks Related to MBSC and the Business Combination, page 80

7.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Background of the Business Combination, page 119

8.   You state that MSBC "entered into non-disclosure agreements with 12 ... potential business combination targets (including Greenfire)...." You also disclose that between November 2021 and August 2022, MBSC conducted preliminary due diligence on 13 companies and based on this initial round of diligence, "MBSC and/or the relevant potential target determined that 10 of the potential business combination targets...were not attractive or feasible business combination opportunities...." Please expand your discussion in this section to describe the process utilized to evaluate these companies. Please discuss the information gathered, how and by whom it was evaluated, and any ensuing negotiations. Describe any alternative offers that were made or received. Confirm that MSBC did not enter into a non-disclosure with the thirteenth company subject to its due diligence. In addition, disclose whether Brigade had any preexisting relationships with any of these companies.

9.   At page 120, you state: "Persons affiliated with Brigade had preexisting relationships with Greenfire's management team and majority equityholders dating to 2021...." Revise to identify those with preexisting relationships. Also, disclose which members of MBSC's management team affiliated with Brigade were introduced to Julian McIntyre and provide the actual date(s) of introductions. State what beneficial ownership of Greenfire securities Mr. McIntyre had at the specific date when a member of MBSC's management contacted Mr. McIntyre regarding a possible combination, and identify the member of management who communicated the interest.

10.   Revise to clearly identify the representatives or members of management of MBSC and Greenfire who participated in the referenced meetings, discussions and negotiations. As examples, we note your general references to "representatives of MBSC" and "representatives of Greenfire."

11.   We note your disclosure that in early April 2022, MBSC submitted a non-binding high-level proposal which included a post-transaction enterprise value for Greenfire of $701 million and a post-transaction equity value of $623 million. Please revise your disclosure to summarize the basis for this offering including any analyses that were utilized to determine this initial valuation.

12.   We note your disclosure that on November 23, 2022, Greenfire's management was presenting revised projections to reflect their updated view of the timing of realization of the benefits of Greenfire's ongoing de-bottlenecking initiatives. Please revise to clarify

when projections were initially provided to MBSC and the extent to which such projections were relied upon by MBSC and Greenfire throughout their negotiations.

The Business Combination
Unaudited Prospective Financial and Operating Information, page 133

13.   You state that the Greenfire Management Projections were based on reasonable best estimates and assumptions with respect to the expected future financial performance of Greenfire. Revise your disclosure to summarize the principal assumptions used by Greenfire management in preparing the projected financial information.

14.   With regard to the key elements of the Greenfire Management Projections that are summarized in the table on page 135, please disclose whether the projections are in line with historic operating trends. If not, revise to disclose why the change in trends is appropriate or assumptions are reasonable.

The Business Combination
Greenfire Projected Financial and Operating Information
Reserve Report Projections, page 135

15.   Please expand the discussion of the McDaniel Reserve Projections to clarify the following key elements and assumptions relating to the estimates:

- The individual reserves producing status categories, e.g. developed producing, developed non-producing and undeveloped reserves, that are represented in the "Total Proved Reserves" and the "Total Proved Plus Probable Reserves."

- The risk factors applied to each of the individual producing status categories of proved and probable reserves. Alternatively, clarify that the net quantities of proved and probable reserves as presented are unrisked and have not been adjusted for the differing levels of uncertainty as to their technical and commercial recovery.

- The escalation factor(s) applied to the forecast of future operating expenses and capital costs. Alternatively, clarify that the costs have not be adjusted for future inflation.

- The discount rate(s) used to determine the net revenue before tax.

16.   We note the disclosure of two separate presentations on pages 137 and 138 of the annual forecasts of the net revenue before tax for proved developed producing reserves. However, the individual annual figures within each presentation appear to be materially different. Please revise the presentation to resolve the inconsistency or tell us why a revision is not necessary.

17. Please modify the presentation of the McDaniel Reserves Projections to include a column representing the remaining and total annual forecast figures to allow a direct comparison between the estimates shown in the tables on pages 137 and 138 and with the "Discounted Cash Flow Analysis" shown on page 143.

Summary of Financial Analysis
Discounted Cash Flow Analysis, page 143

18. We note that Peters discounted the resulting unlevered free cash flows using a weighted average cost of capital ("WACC") of 15% and 10%. Please revise to disclose the WACC used for each reserve classification.

Potential Purchases of Public Shares, page 149

19. We note your disclosure here and on pages 12 and 90 that the Sponsor, management, advisors or any of their respective affiliates may purchase shares in privately negotiated transactions from stockholders who would have otherwise elected to have their shares redeemed in connection with the business combination. You further state that the "purpose of any such purchases of MBSC Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining MBSC Stockholder Approval...." Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

The Business Combination, page 152

20. You state here that the MBSC IPO generated deferred underwriting fees of approximately $14.28 million but that amount was subsequently reduced to $10 million. Please clarify the terms of reducing the deferred underwriting fee as you otherwise disclose elsewhere that the underwriters are entitled to a deferred fee of $14,280,000 in the aggregate.

Material U.S. Federal Income Tax Considerations, page 162

21. At page 166, you state that "it is expected that the Merger, the Amalgamation and certain related transactions, taken together, should qualify as a transaction described in Section 351 of the Code and that Section 367(a)(1) of the Code is not expected to apply to require gain recognition by MBSC Stockholders that exchange their MBSC Class A Common Shares for New Greenfire Common Shares in the Merger (other than in the case of any Excepted 5% Shareholder)." In a risk factor at page 91, you disclose that if this is not the case, "MBSC Stockholders may be required to pay substantial U.S. federal income taxes as a result of the Merger." Therefore, it is apparent that the tax consequences may be material to stockholders. Please revise your disclosures to identify tax counsel and file a related opinion if you intend to indicate anything other than that the transactions will be taxable for federal income tax purposes. In addition, you will need to make clear that your

conclusions as to tax treatment under the various sections you cite are based upon the opinion of named tax counsel. For guidance, refer to Section III of Staff Legal Bulletin 19 (Oct. 14, 2011).

Subscription Agreements, page 181

22.   We note your disclosure that MBSC and New Greenfire entered into subscription agreements with certain investors to subscribe for an aggregate of (i) 4,950,496 MBSC Class A Common Shares for an aggregate purchase price of approximately $50,000,000 and (ii) $50,000,000 aggregate principal amount of New Greenfire Convertible Notes. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the MSBC Sponsor, directors, officers or their affiliates will participate in the private placement.

23.   We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of the New Greenfire Convertible Notes and to disclose the potential impact of those securities on non-redeeming shareholders.

Sponsor Support Agreement, page 182

24.   We note that MBSC entered into the Sponsor Support Agreement with the MBSC Sponsor, New Greenfire and Greenfire and the sponsor agreed to, among other things, waive its redemption rights. Please describe any consideration provided in exchange for this agreement.

The Business Combination Agreement and Ancillary Documents
Ancillary Documents
Investor Rights Agreement, page 182

25.   We note your disclosure that pursuant to the terms of the Investor Rights Agreement, New Greenfire will agree that within 30 calendar days following the Closing Date, New Greenfire will file with the SEC the Resale Registration Statement. Please revise to disclose the amount of shares of common stock which will be subject to resale registration rights.

Unaudited Pro Forma Condensed Consolidated Financial Information
Description of the Business Combination, page 185

26.   Supplementally, please tell us if you considered whether pro forma effect should be given to the fact that Greenfire Shareholders have an ability to exercise dissent rights pursuant to the Plan of Arrangement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 195

27.   Please expand the notes to your pro forma financial statements to provide pro forma reserve information. Refer to Question 4 of SAB Topic 2.D.

28.   Expand footnote (1) to the tables presented on page 195 and 196 to explain in further detail the Greenfire Exchange Ratio and how it is determined.

MBSC Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Going Concern, page 231

29.   You disclose that as of December 31, 2022, MBSC had cash and marketable securities held in the Trust Account of $307M. In Statements of Cash Flows at page F-6, we note that "Proceeds from sale and redemption of marketable securities held in Trust Account" and the "Purchase of marketable securities held in Trust Account" of $913.8M and $912.9M, respectively, are significantly larger than the initial tabular entry of $303M for "Investment in marketable securities held in Trust Account." Please disclose how MBSC was able to purchase $912.9M in marketable securities during the year ended December 31, 2022.

MBSC Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Derivative Liabilities, page 233

30.   We note that you engaged a third-party valuation firm to conduct valuations of the derivative liabilities identified as the Forward Purchase Agreement and Subscription Agreements. Please tell us your consideration of Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations as it relates to naming the expert and filing a consent as an exhibit to the registration statement.

Business of Greenfire and Certain Information About Greenfire
Description of Business
Principal Properties, page 240

31.   Please expand your disclosure to address the following requirements:

   •   Disclose the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled. Refer to Item 1205 of Regulation S-K.

   •   Disclose your present activities, including any wells or operations and related activities of material importance. Refer to Item 1206 of Regulation S-K.

   •   Disclose the total gross and net productive wells, expressed separately by well type (e.g. oil, synthetic oil, bitumen and gas). Refer to Item 1208(a) of Regulation S-K.

- Disclose the total gross and net developed and undeveloped acreage amounts and disclose any material near-term undeveloped acreage expirations. Refer to Items 1208(a) and (b) of Regulation S-K.

Reserves, page 243

32. Please expand the description of the evaluation of Greenfire's reserves to discuss the internal controls used by Greenfire in its reserves estimation effort and disclose the qualifications of the technical person within Greenfire primarily responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K.

33. The two reserve reports prepared by McDaniel & Associates Consultants Ltd. were filed as Exhibits 99.8 and 99.9; however, these reports are referred to as Exhibits 99.7 and 99.8 on page 244. Please reconcile the inconsistency.

Summary of Corporate Reserves, page 245

34. The reserve reconciliation presented on page 245 includes total 2022 net bitumen production after royalties of 7,116.9 MBbl and total ("technical") revisions of -16,431.0 MBbl comprised of -26.2 MMBoe resulting from economic factors, e.g. higher prices, and +9.8 MMBoe of revisions other than price; however, the Reconciliation of Reserves on page 25 of Exhibit 99.8 presents 2022 net bitumen production after royalties of 9,034 MBbl, -26.2 MMBbl resulting from revisions due to economic factors and +11.7 MMBbl of other revisions. Please review and reconcile any discrepancies, or explain why a revision is not required.

35. Please expand your explanation of the +9.8 MMBoe increase, to separately identify and quantify each contributing factor, including offsetting factors, so the change is fully reconciled. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

36. The reconciliation of changes in proved undeveloped reserves during 2022 included Technical Revisions of negative 16.2 MMBoe. Please expand your disclosure to provide an explanation for this negative revision to separately identify and quantify each contributing factor, including offsetting factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

37. We note that no proved undeveloped reserves were converted to developed status during the year ended December 31, 2022. Please expand your disclosure to discuss the factors that impacted progress in the conversion of Greenfire's proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-K.

38. To the extent that there are material amounts of proved undeveloped reserves that will not be converted to proved developed status within five years of initial disclosure as proved

reserves, please expand your disclosure to explain the reasons for the delay and identify the specific circumstances that justify a time period longer than five years. Refer to Item 1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), respectively.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page 246

39. Please clarify why there is a variance between the standardized measure as of December 31, 2022 of $2,096.9 million and the table that reconciles the changes, which shows a standardized measure of $2,107.9 million.

40. Please revise your presentation of the standardized measure of discounted future net cash flows to remove the subtotal of undiscounted pre-tax cash flows. Refer to Example 5 at FASB ASC 932-235-55-6 for an illustration of the requirement of FASB ASC 932-235-50-31. In this regard, please note we do not believe a presentation materially different from Example 5 is appropriate.

41. The figure for the standardized measure for the year ended December 31, 2021 presented on page 246 of CAD $1,437.3 million appears to be inconsistent with the comparable figure of CAD $1,631 after income tax discounted at 10% shown in Table 2-2 on page 19 of the McDaniel reserves report filed as Exhibit 99.9. Please review and reconcile any discrepancies, or explain why a revision is not required.

42. The table of changes in standardized measure includes a "Change due to Prices" during 2022 of positive CAD $1,175 million; however, the reconciliation of reserves for 2022 contains a negative 26.2 MMBoe change due to higher prices. Please review and revise this change calculation or explain why a revision is not needed.

Greenfire Management's Discussion and Analysis of Financial Condition and Results of Operations
Production, page 270

43. Please expand the disclosure of Greenfire's bitumen production to additionally present the total annual sales volumes, net of royalties, for the years ended December 31, 2022 and 2021. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.

44. Please expand the disclosure to provide the average production cost. Refer to the disclosure requirements in Item 1204(b)(2) of Regulation S-K.

Greenfire's Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the year ended December 31, 2022 to the year ended December 31, 2021, page 270

45. Please review your tabular presentation comparing the year ended December 31, 2022 to the year ended December 31, 2021 for compliance with Question 102.10(a) through (c) of

the Non-GAAP Compliance and Disclosure Interpretations. In this regard, it appears this presentation results in a non-GAAP income statement.

Oil Sales and Realized Bitumen Sales, page 273

46.   We note your non-GAAP measures titled "Realized bitumen sales," "Realized bitumen sales rate," and "Realized bitumen sales price," all remove diluent expense. Since diluent expense appears to represent normal, recurring cash operating expenses necessary to operate your business, please tell us why you believe this adjustment is permitted. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures. Please also address this comment with regard to the non-GAAP measure titled "Cash operating netback."

Current Assets and Adjusted Working Capital, page 283

47.   We note the identification of current assets as the GAAP measure most directly comparable to "Adjusted working capital," a non-GAAP measure. We further note management views this non-GAAP measure as less volatile than current assets and current liabilities. Therefore, please tell us why you believe this is the most directly comparable GAAP measure as opposed to working capital computed with GAAP amounts.

Cash Used in Operating Activities and Adjusted Funds Flow, page 285

48.   The title of the non-GAAP measure "Adjusted funds flow" suggests that this is a non-GAAP liquidity measure. However, we note that the measure adjusts cash flow from operating activities to exclude acquisition transaction costs and restructuring costs. As such, it is unclear how this is a liquidity measure. In this regard, non-GAAP liquidity measures should not exclude charges that require or have required cash settlement. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K. Please also address this comment with regard to the non-GAAP measure titled "Free funds flow."

49.   We further note your disclosure of adjusted funds flow and free funds flow on a per barrel basis as non-GAAP financial ratios. Please present the ratios as calculated using the most directly comparable GAAP measures with equal or greater prominence. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

Index to Financial Statements
Audited Financial Statements of Greenfire Resources Inc.
Notes to the Consolidated Financial Statements, page F-41

50.   We note these financial statements do not include disclosure required by FASB ASC Topic 932. See Instruction 2 to Item 18 of the Form 20-F and revise your presentation as necessary or otherwise advise.

Note 1. Corporate Information, page F-41

51.   We note your disclosure stating that "Prior to the acquisition of JACOS, the Company had limited operations, as such the Company has determined JACOS to be the predecessor company." As the Company's predecessor, financial information for JACOS is required for all periods before the succession as if it were the Company, with no lapse in audited periods or omission of other required information, such as MD&A, pursuant to Article 3 of Regulation S-X. Please tell us your consideration of providing predecessor and successor periods within the audited financial statements of Greenfire Resources Inc.

General

52.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

53.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis. It appears that underwriting fees remain constant and are not adjusted based on redemptions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions regarding comments on engineering matters, you may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation